[Great Basin Scientific, Inc. Letterhead]

January 20, 2017

VIA EDGAR and Express Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549-0306

Re:	Great Basin Scientific, Inc. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-213144)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Great Basin Scientific, Inc., a corporation incorporated under the laws of the State of Delaware (the “Company”), hereby respectfully requests that its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2016, as amended on December 12, 2016 and January 10, 2017, File No. 333-213144, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.      The Registration Statement was originally filed with the Commission in connection with the Company's proposed offering of equity securities of the Company to the public in the United States (the “Offering”).

The Company requests that the Registration Statement be withdrawn because the Company’s management believes that the financing is no longer necessary to fund the ongoing operations of the Company and, in that case, the Company desires, in the best interests of its shareholders, to avoid a potentially unnecessary dilutive financing.  No securities registered pursuant to the Registration Statement have been issued or sold.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement. Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at 420 E. South Temple, Suite 520, Salt Lake City, UT 84111, with copies to our counsel at Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado 80202, Attention: Jason K. Brenkert. If you have any questions regarding the foregoing application for withdrawal, please telephone Jason K. Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,

GREAT BASIN SCIENTIFIC, INC.

/s/ Jeffrey Rona
Jeffrey Rona
Chief Financial Officer